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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                        BURNHAM PACIFIC PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

 COMMON STOCK, $.01 PAR VALUE                                    12232C108
--------------------------------------------------------------------------------
(Title of class of securities)                                 (CUSIP number)

                            JEFFREY J. WEINBERG, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  February 1, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 12 Pages)

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NY2:\854347\03\72825.0006

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 2 of 12
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JUBILEE LIMITED PARTNERSHIP
                    I.R.S. IDENTIFICATION NOS.                                     31-1382356
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             OHIO

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,386,000
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,386,000
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,386,000

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.3%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         PN

------------------- ------------------------------------------------- --------------------------------------------------------------


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 3 of 12
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JUBILEE LIMITED PARTNERSHIP III
                    I.R.S. IDENTIFICATION NOS.                                     31-1487226
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             OHIO

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,219,800
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,219,800
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,219,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       3.8%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         PN

------------------- ------------------------------------------------- --------------------------------------------------------------


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 4 of 12
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       SCHOTTENSTEIN PROFESSIONAL ASSET MANAGEMENT CORP.
                    I.R.S. IDENTIFICATION NOS.                                     31-1289300
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          2,605,800
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     2,605,800

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       2,605,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       8.1%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 5 of 12
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JAY L. SCHOTTENSTEIN
                    I.R.S. IDENTIFICATION NOS.                                     ###-##-####
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             USA

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          3,036,600
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     3,036,600

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       3,036,600

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       9.4%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         IN

------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 6 of 12
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       SCHOTTENSTEIN STORES CORPORATION
                    I.R.S. IDENTIFICATION NOS.                                     31-0820773
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            430,800
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       430,800
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       430,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       1.3%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------


           This Amendment No. 3 ("Amendment No. 3") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), filed on June 7, 1999, as amended by Amendment No. 1 filed on June 16, 1999 and Amendment No. 2 filed on July 12, 1999, by Jubilee Limited Partnership ("JLP"), Jubilee Limited Partnership III ("JLPIII"), Schottenstein Professional Asset Management Corp. ("SPAMC"), Jay L. Schottenstein ("JS") and Schottenstein Stores Corporation ("SSC"). JLP, JLPIII, SPAMC, JS and SSC (each a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares (as defined below) and are collectively referred to as the "Schottenstein Group." Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other member of the Schottenstein Group has responsibility for the accuracy or completeness of information supplied by such Reporting Person.

ITEM 1. SECURITY AND ISSUER.

           This Amendment No. 3 relates to shares of common stock, $.01 par value (the "Shares"), of Burnham Pacific Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 610 West Ash Street, San Diego, CA 92101.

ITEM 4. PURPOSE OF TRANSACTION.

           The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

           As previously reported in the Schedule 13D, by letter to the Company's Board of Directors dated June 7, 1999, SSC proposed to acquire the Company by merger at a price of $13.00 per Share and, by letter to the Company's Board of Directors dated July 12, 1999, increased the offer price to $13.50 per Share, in each case subject to the conditions set forth in the June 7, 1999 letter (a copy of which was filed as Exhibit 1 to the Schedule 13D filed on June 7, 1999). The Company and its advisors subsequently refused the Schottenstein Group's requests to meet and


                                    (7 of 12)
discuss such proposals. On June 19, 1999, the Company adopted a "poison pill" shareholder rights plan.

           On November 12, 1999, the Company announced that its Board of Directors had instructed its financial advisor, Goldman, Sachs & Co., to "expand the scope of their activities to include actively pursuing a full range of strategic alternatives." Subsequent to such announcement, the Company's advisors indicated to representatives of the Schottenstein Group that the strategic alternatives under consideration include, but are not limited to, a sale of the Company. Representatives of the Schottenstein Group reiterated their prior requests for the opportunity to perform due diligence with respect to the Company with a view toward an acquisition transaction. The Schottenstein Group was informed that its representatives would be permitted to commence due diligence subject to signing a confidentiality agreement.

           On or about November 22, 1999, counsel to the Schottenstein Group received the Company's proposed form of confidentiality agreement. In addition to provisions designed to protect the Company's confidential information, the Company's proposed agreement contained provisions that would prohibit the Schottenstein Group for a specified period of time from, among other things, exercising its rights as shareholders to seek representation on the Company's Board of Directors or make other shareholder proposals and prohibiting the Schottenstein Group from acquiring additional Shares or making any acquisition proposal (to the Company or directly to the Company's shareholders) without the Company's approval.

           By letter dated November 29, 1999, counsel to the Schottenstein Group indicated that the Schottenstein Group understood and agreed with the Company's desire to protect confidential information but that the limitations on shareholder rights and the ability of the Schottenstein Group to acquire shares or make acquisition proposals went well beyond confidentiality concerns. Such counsel enclosed a copy of the confidentiality agreement that had been revised to eliminate the objectionable provisions.

           Subsequent to November 29, 1999, representatives of the Schottenstein Group and representatives of the Company engaged in a number of discussions regarding the proposed confidentiality agreement and exchanged drafts and comments with respect thereto. The Schottenstein Group


                                    (8 of 12)
indicated to the Company that it would agree to waive substantial rights to participate in the Company's diligence and bidding procedures, such as not making any acquisition proposal outside of such process and not proposing nominees for the Company's Board of Directors or making other shareholder proposals at the next annual meeting (or any special meeting called for such purpose) if a definitive agreement with respect to a sale of the Company (or its assets) is announced a reasonable amount of time prior to such meeting. The restriction on proposing nominees or making shareholder proposals would apply only if the agreement for a sale of the Company (or its assets) receives the approval of a majority of the Company's nonmanagement directors and would not apply if a definitive agreement for a sale of the Company (or its assets) had not, in effect, been announced by August 1, 2000. In addition, because the Schottenstein Group would be waiving substantial rights to participate in the Company's diligence and bidding process, the Schottenstein Group sought assurance that it would be treated in a fair and equitable manner in any bidding process to sell the Company or all or a portion of the Company's assets.

           Although the Schottenstein Group made numerous concessions in the hope of reaching an agreement in order to participate in the Company's diligence and bidding procedures, the Company's representatives flatly rejected providing the Schottenstein Group with contractual assurance that it would be treated in a fair and equitable manner in any bidding process. The Schottenstein Group indicated to the Company that it was not prepared to agree to the above noted restrictions on its exercise of shareholder rights in the absence of such assurance. The Schottenstein Group believes that SCC (or an affiliate thereof) constitutes a ready, willing and able acquiror of the Company and, to the Schottenstein Group's knowledge, constitutes the only person who, to date, has made a proposal to acquire the Company. The Schottenstein Group further believes that conditioning its participation in any bidding process on waiving its rights to conduct a proxy contest without providing it with minimal assurance as to the fairness of such process is opposed to the interests of the Company's shareholders.

           The Schottenstein Group intends to adamantly oppose any further actions that the Company might take that would unfairly preclude or limit its ability to make a bid


                                    (9 of 12)
to acquire the Company, including, without limitation, (i) conducting a "fire sale" of the Company's assets or a sale of the Company's key assets or (ii) agreeing to pay a third-party a break-up fee or taking other actions (such as granting an option to purchase Shares or certain assets) that would give a third party a "leg up" on acquiring the Company.

           The Schottenstein Group is now considering its strategic alternatives. These include, without limitation, proposing a slate of directors for election at the next annual meeting who would seek to cause a sale of the Company to the highest bidder in a process in which all potential bidders, including the Schottenstein Group, would have a full and fair opportunity to participate and under which all bidders would be assured of fair and equitable treatment. The Schottenstein Group has engaged, and intends to continue to engage, in discussions with other shareholders and interested parties concerning its possible strategic alternatives, including the possibility of a proxy contest for control of the Company. The Schottenstein Group, however, has not entered into any agreement, understanding or arrangement with any other shareholder with respect to acquiring, holding, voting or disposing of Shares.

           It should be noted that the possible activities of the Schottenstein Group are subject to change at any time and the Schottenstein Group may purchase additional Shares of the Company from time to time in the open market, in privately negotiated transactions with third parties or otherwise or may sell Shares held by it in the open market, in privately negotiated transactions or otherwise.

           Except as set forth above and in the Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

           The information set forth in Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

           (a) As of the date of this Amendment No. 3, the Reporting Persons beneficially owned the number of Shares respectively set forth below. The percentages set forth


                                   (10 of 12)
below and on pages 2-6 hereto represent the percentage of the outstanding Shares (based on a total of 32,268,296 Shares outstanding as reported in the Company's Quarterly Report on Form 10Q for the quarterly period ended September 30, 1999) represented by the Shares beneficially owned by the Reporting Persons.

Reporting Person          Number of Shares               Percent
----------------          ----------------               -------
JLP                          1,386,000                     4.3%
JLPIII                       1,219,800                     3.8%
SPAMC                        2,605,800                     8.1%
JS                           3,036,600                     9.4%
SSC                           430,800                      1.3%

           As of the date of this Amendment No. 3, the Schottenstein Group beneficially owned an aggregate of 3,036,600 Shares, or approximately 9.4% of the Shares deemed outstanding.






                                   (11 of 12)

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2000

                                  JUBILEE LIMITED PARTNERSHIP

                                  By: SCHOTTENSTEIN PROFESSIONAL ASSET
                                      MANAGEMENT CORP., as sole general
                                      partner

                                      By: /s/ Jay L. Schottenstein
                                          --------------------------------------
                                          Name: Jay L. Schottenstein
                                          Title: President & Chairman


                                  JUBILEE LIMITED PARTNERSHIP III

                                  By: SCHOTTENSTEIN PROFESSIONAL ASSET
                                      MANAGEMENT CORP., as sole general
                                      partner

                                      By: /s/ Jay L. Schottenstein
                                          --------------------------------------
                                          Name: Jay L. Schottenstein
                                          Title: President & Chairman


                                  SCHOTTENSTEIN STORES CORPORATION

                                  By: /s/ Jay L. Schottenstein
                                      ------------------------------------------
                                      Name: Jay L. Schottenstein
                                      Title: Chairman & Chief Executive Officer



                                 /s/ Jay L. Schottenstein
                                 -----------------------------------------------
                                 JAY L. SCHOTTENSTEIN




                                   (12 of 12)